Exhbit 99.1

Gerdau Ameristeel Announces Departure of COO

TAMPA, FL, May 14, 2010 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today announced that Terry K. Sutter, Vice President, Chief Operating Officer, will be leaving the company for personal reasons effective May 21, 2010.

“On behalf of Gerdau Ameristeel, I would like to thank Terry for his contributions to the company and wish him and his family well for the future,” said Mario Longhi, President and CEO.

About Gerdau Ameristeel
Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

Investor Relations Contact:

Barbara R. Smith
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 319-4324
basmith@gerdauameristeel.com

Media Contact:

Philip Bell
Director of External Communications and Public Affairs
Gerdau Ameristeel
(813) 207-2315
pbell@gerdauameristeel.com